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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 000-50761
NOTIFICATION OF LATE FILING	CUSIP NUMBER 03475V101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	August 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I —REGISTRANT INFORMATION

AngioDynamics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

14 Plaza Drive
Address of Principal Executive Office (Street and Number)

Latham, New York 12110
City, State and Zip Code

PART II —RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AngioDynamics, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2014 by the prescribed October 10, 2014 due date without undue effort and expense. The Company expects to file the Form 10-Q within the 5-day extension period, on or before October 15, 2014.

In preparing the financial statements for the fiscal quarter ended August 31, 2014, the Company’s management identified errors that it does not believe are material to any individual prior period, but determined that correcting these errors in the current period would have been material to the fiscal quarter ended August 31, 2014 statement of operations.  The Company needs additional time to complete its accounting and related disclosures and internal control assessments related to the errors discovered during the closing process.  Therefore, the Company expects to revise previously reported financial statements, including statements for the four fiscal quarters and fiscal year ended May 31, 2014, and for the fiscal years ended May 31, 2013 and 2012, for these corrections.  The Company does not expect that these revisions to its financial statements will have a material impact on the Company's previously reported results of operations, financial condition or liquidity.

This document includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Investors can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “expect,” “reaffirm,” “anticipate,” “plan,” “believe,” “estimate,” “may,” “will,” “predict,” “project,” “might,” “intend,” “potential,” “could,” “would,” “should,” “optimistic,” “seek,” “continue,” “pursue,” or “our future success depends,” or the negative or other variations thereof or comparable terminology, are intended to identify such forward-looking statements. In particular, they include statements relating to, among other things, future actions, strategies, future performance and future financial results of the Company.  These forward-looking statements are based on current expectations and projections about future events.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of the Company may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to, the factors described from time to time in the Company’s reports filed with the SEC, including the Company’s Form 10-K for the fiscal year ended May 31, 2013, financial community and rating agency perceptions of the Company; the effects of economic, credit and capital market conditions on the economy in general, and on medical device companies in particular; domestic and foreign health care reforms and governmental laws and regulations; third-party relations and approvals, technological advances and patents attained by competitors; and challenges inherent in new product development, including obtaining regulatory approvals.  In addition to the matters described above, the ability of the Company to develop its products, future actions by the FDA or other regulatory agencies, results of pending or future clinical trials, the outcome of pending litigation, overall economic conditions, general market conditions, market acceptance, foreign currency exchange rate fluctuations, and the effects on pricing from group purchasing organizations and competition and the ability of the Company to integrate purchased businesses, may affect the actual results achieved by the Company.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. The Company disclaims any obligation to update the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this document.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen A. Trowbridge	(518)	795-1400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AngioDynamics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 10, 2014	By	/s/ Stephen A. Trowbridge
Name: Stephen A. Trowbridge
Title: Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).